UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)*

                              STARCRAFT CORPORATION
                                (Name of Issuer)

                         Common Stock, Without Par Value
                         (Title of Class of Securities)

                                    855269106
                                 (CUSIP Number)


                              Joseph E. Katona, III
                           1123 South Indiana Avenue
                                Goshen, IN 46527
                                 (574) 534-7827
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 16, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 855269106

----------------------- ------------------------------------------------------------------------------------------------------

1                       NAME OF REPORTING PERSON                                           Jeffrey P. Beitzel
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

----------------------- ------------------------------------------------------------------------------------------------------

2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)  [ ]

                                                                                                                (b)  [X]

----------------------- ------------------------------------------------------------------------------------------------------

3                       SEC USE ONLY

----------------------- ------------------------------------------------------------------------------------------------------

4                       SOURCE OF FUNDS           00 - In connection with Merger Agreement

----------------------- ------------------------------------------------------------------------------------------------------

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

----------------------- ------------------------------------------------------------------------------------------------------

6                       CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

----------------------- -------- ---------------------------------------------------------------------------------------------

                        7        SOLE VOTING POWER         1,079,140

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
 EACH
REPORTING
PERSON WITH
                        -------- ---------------------------------------------------------------------------------------------

                        8        SHARED VOTING POWER            0

                        -------- ---------------------------------------------------------------------------------------------

                        9        SOLE DISPOSITIVE POWER     1,079,140

                        -------- ---------------------------------------------------------------------------------------------

                        10       SHARED DISPOSITIVE POWER       0

----------------------- ------------------------------------------------------------------------------------------------------

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           1,079,140

----------------------- ------------------------------------------------------------------------------------------------------

12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                       [ X ]*

----------------------- ------------------------------------------------------------------------------------------------------

13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    12.8%

----------------------- ------------------------------------------------------------------------------------------------------

14                      TYPE OF REPORTING PERSON

                                          IN

----------------------- ------------------------------------------------------------------------------------------------------

*In connection with the merger  transaction,  37,202 shares of the reporting  person were  transferred to an independent trustee for the benefit of the reporting person's immediate family.


CUSIP No. 855269106
--------------------------------------------------------------------------------

Item 1.      Security and Issuer

Title of Security:        Common Stock
Issuer:                   Starcraft Corporation
                          1123 South Indiana Avenue
                          Goshen, IN  46527

Item 2.      Identity and Background

a. Jeffrey P. Beitzel
b. 570 Executive Drive, Troy, MI 48083
c. Co - CEO, Starcraft Corporation
d. No
e. No
f. United States of America

Item 3.      Source and Amount of Funds of Other Consideration

The securities were acquired in connection with the merger of Wheel to Wheel, Inc., a Michigan corporation, with and into Wheel to Wheel Acquisition Company, LLC (a wholly-owned subsidiary of issuer), which merger became effective as of January 16, 2004. The reporting person's Starcraft shares were received in exchange for the shares previously held by the reporting person in Wheel to Wheel, Inc.

Item 4.      Purpose of Transaction

As indicated in Item 3 above, the reporting person acquired the Issuer's securities in connection with the merger of Wheel to Wheel, Inc. with and into Wheel to Wheel Acquisition Company, LLC. The securities were thus acquired by the reporting person in exchange for the reporting person's securities previously held in Wheel to Wheel, Inc. The purpose of acquiring the Issuer's securities was to effectuate the merger and facilitate Starcraft's sole ownership of TecStar, LLC, which previously was jointly held by Wheel to Wheel, Inc. and Starcraft in equal parts as a joint venture. With respect to the 37,202 shares of the Issuer's stock held by an independent trustee for the benefit of the reporting person's immediate family, such shares were acquired (albeit in connection with the merger transaction) for estate planning purposes. The ability of the reporting person to dispose of the securities acquired in connection with the merger is set forth in registration rights provisions set forth as part of the merger agreement. As co-CEO and a director of the Issuer, the reporting person may engage, from time to time, in discussions with the Board and management regarding various corporate plans or proposals. Other than that discussed above, the reporting person has no reportable plans or proposals.

Item 5.      Interest in Securities of Issuer

a. Jeffrey P. Beitzel beneficially owns 1,079,140 shares (12.8%) of Starcraft Common Stock. This amount excludes 37,202 shares held by an independent trustee for the benefit of reporting person's immediate family, as to which reporting person disclaims beneficial ownership.

b.   Sole Voting Power:                   1,079,140
     Shared Voting Power:                 0
     Sole Dispositive Power:              1,079,140
     Shared Dispositive Power:            0

c. On January 16, 2004, Jeffrey P. Beitzel acquired 1,079,140 shares of Common Stock of the Issuer in connection with the merger of Wheel to Wheel, Inc. with and into Wheel to Wheel Acquisition Company, LLC, a wholly-owned subsidiary of Starcraft Corporation. In connection with said merger, an additional 37,202 shares of Common Stock of the Issuer were acquired by an independent trustee for the benefit of members of Mr. Beitzel's immediate family.

d.   Not applicable

e.   Not applicable

CUSIP No. 855269106
--------------------------------------------------------------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The securities of the Issuer acquired by the reporting person were acquired pursuant to the Merger Agreement governing the merger of Wheel to Wheel, Inc., a Michigan corporation, with and into Wheel to Wheel Acquisition Company, LLC, a wholly-owned subsidiary of Starcraft Corporation. The merger became effective as of January 16, 2004.

Item 7.      Material to be Filed as Exhibits

a. Agreement and Plan of Merger effective October 29, 2003, by and among Starcraft Corporation, Wheel to Wheel, Inc., Wheel to Wheel Acquisition Company, LLC, and the shareholders of Wheel to Wheel, Inc., incorporated by reference to Exhibit 2 to Form 8-K of Starcraft Corporation filed November 3, 2003.

b. Proxy Statement for Annual Meeting of Shareholders of Starcraft to be held on January 12, 2004, incorporated by reference to definitive proxy statement filing on Schedule 14A by Starcraft Corporation on December 16, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2004
-------------------------------
Date

/s/ Jeffrey P. Beitzel
-------------------------------
Signature

Jeffrey P. Beitzel, Co-CEO
-------------------------------
Name/Title